

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

John McKowen
Chief Executive, Financial and Accounting Officer
VetaNova Inc.
335 A Josephine St.
Denver, Colorado 80206

> **Re: VetaNova Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 3, 2021**
> **File No. 333-258344**

Dear Mr. McKowen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2021 letter.

Amendment No. 2 to Form S-1

Cover Page

1. We note your response to comment 1 that until your common stock becomes quoted on "any platform" maintained by the OTC Markets Group, the common stock "owned by the selling shareholders" may be sold at a price of $0.05 per share, and that the warrants may be sold at a price of $0.01 per warrant. We note that this registration statement registers both a primary and a resale offering by selling shareholders, of both common stock, warrants, and common stock underlying warrants. Please revise to disclose that your securities, both those issued by the company and those sold by selling shareholders, will be sold at a fixed price until such security is listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold

at prevailing market prices or in privately negotiated transactions. As you disclose, OTC Pink is a platform operated by the OTC Markets Group, Inc. and we note the OTC Pink is not considered a market for purposes of Item 501(b)(3) of Regulation S-K.

Exhibits

2.   We note that you have filed an Exhibit 10.13 Agreement with Mastronardi Produce Limited in which the first page of such exhibit indicates that "[c]ertain information has been excluded from this agreement (indicated by blacked out wording) because such information (i) is not material (ii) would be competitively harmful if publicly disclosed." Please similarly mark the exhibit index on page II-2. See Item 601(b)(10)(iv) of Regulation S-K.

     Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: William T. Hart, Esq.